Exhibit 99.2

Interxion Holding NV

Interim report

as at and for the three-month and nine-month periods ended

30 September 2013

Schiphol-Rijk, 6 November 2013

Third Quarter Highlights

Financial Highlights

•	Revenue increased by 11% to €78.1 million (Q3 2012: €70.4 million).

•	Big 4 reporting segment’s recurring revenue increased by 16% to €46.1 million (Q3 2012: €39.8 million).

•	Adjusted EBITDA increased by 17% to €33.7 million (Q3 2012: €28.7 million).

•	Adjusted EBITDA margin increased to 43.1% (Q3 2012: 40.8%).

•	Debt refinancing closed on 3 July, reducing interest costs and extending maturities. One-time costs of €31.0 million related to the refinancing were recognized in the quarter.

•	Net loss was €16.5 million (Q3 2012: €8.6 million profit).

•	Capital expenditure, including intangible assets, was €26.5 million.

Operating Highlights

•	Expansion project in Vienna completed; announced expansion projects in Frankfurt, Stockholm and Zurich on schedule.

•	Equipped Space increased by 400 square metres to 79,300 square metres.

•	Revenue Generating Space increased by 900 square metres to 59,100 square metres.

•	Utilisation Rate at the end of the quarter increased to 75%.

Quarterly Review

Revenue in the third quarter of 2013 was €78.1 million, an 11% increase over the third quarter of 2012 and 2% up on the second quarter of 2013. Recurring revenue, which was 94% of total revenue, was €73.7 million, a 13% increase over the third quarter of 2012 and 2% up on the second quarter of 2013. Recurring revenue in the Big 4 reporting segment was €46.1 million, a 16% increase over the third quarter of 2012 and 2% up on the second quarter of 2013.

Cost of sales in the third quarter of 2013 was €31.9 million, an 8% increase over the third quarter of 2012 and 2% up on the second quarter of 2013.

Gross profit was €46.2 million in the third quarter 2013, a 13% increase over the third quarter of 2012 and 2% up on the second quarter of 2013. Gross profit margin in the third quarter of 2013 was 59.2%, compared with 58.3% in the same quarter of 2012 and 59.1% in the second quarter of 2013.

Sales and marketing costs in the third quarter 2013 were €5.5 million, an 8% increase over the third quarter of 2012 but unchanged from the second quarter of 2013.

2	Interim Report: Three and nine-month periods ended 30 September 2013 This Interim Report is unaudited

General and administrative costs1 in the third quarter 2013 were €7.1 million, a decrease of 2% compared with the third quarter of 2012 and 1% higher than the second quarter of 2013. Depreciation and amortisation in the third quarter 2013 was €15.2 million, a 38% increase over the third quarter of 2012 as a result of significant capital expenditures in the second half of 2012 and 2% up on the second quarter of 2013.

Net financing costs in the third quarter of 2013 were €38.1 million. On 3 July, Interxion closed a refinancing transaction that replaced €260 million of 9.50% Senior Secured Notes due 2017 with €325 million of 6.00% Senior Secured Notes due 2020. The Company also replaced its €60.0 million revolving credit facility with a €100.0 million revolving credit facility. Interxion recognised a €31.0 million one-time charge related to the refinancing transaction at the time of closing. Excluding the costs associated with the refinancing transaction, net financing costs in the third quarter were €7.1 million, an increase of 87% compared with the third quarter of 2012 (primarily as a result of lower interest capitalization) and 3% lower than the second quarter of 2013.

Income tax benefit was €4.1 million in the third quarter of 2013, compared with income tax expense of €4.3 million in the third quarter of 2012. Income taxes for the quarter were impacted by the one-time charge related to the refinancing transaction. The underlying effective tax rate for the quarter was 30% compared to 33% in the same period last year.

Net loss was €16.5 million in the third quarter 2013, compared with a net profit of €8.6 million in the third quarter of 2012 and a net profit of €6.6 million in the second quarter 2013. Loss per share was €0.24 on a weighted average of 69.5 million diluted shares, compared with earnings per share of €0.12 on a weighted average of 68.7 million diluted shares in the third quarter of 2012 and earnings per share of €0.10 on a weighted average of 69.4 million diluted shares in the second quarter 2013. Adjusted diluted earnings per share2 for the quarter was €0.10, compared with €0.10 for the third quarter 2012 and €0.09 in the second quarter 2013.

Adjusted EBITDA in the third quarter of 2013 was €33.7 million, a 17% increase over the third quarter 2012 and 3% up on the second quarter of 2013. Adjusted EBITDA margin increased to 43.1%, compared with 40.8% in the third quarter of 2012 and 42.8% in the second quarter 2013.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €32.0 million in the third quarter 2013 compared to €24.1 million in both the third quarter 2012 and the second quarter 2013. Capital expenditure, including intangible assets, was €26.5 million in the third quarter of 2013, compared to €46.5 million in the third quarter 2012 and €28.8 million in the second quarter 2013.

Cash and cash equivalents were €84.0 million at 30 September 2013, up from €68.7 million at year-end 2012. Total borrowings were €364.6 million at the end of the third quarter 2013 compared to €288.1 million at the end of 2012. The Company’s €100.0 million revolving credit facility was undrawn at the end of the third quarter 2013.

[1]	excluding depreciation, amortisation, impairments, increase/(decrease) in provision for onerous lease contracts, and share-based payments
[2]	diluted earnings per share adjusted for one-time refinancing costs after tax, capitalized interest after tax and one-time deferred tax asset movements.

Interim Report: Three and nine-month periods ended 30 September 2013 This Interim Report is unaudited	3

Equipped Space at the end of the third quarter 2013 was 79,300 square metres, compared with 69,600 square metres at the end of the third quarter of 2012 and 78,900 square metres at the end of the second quarter of 2013. Revenue Generating Space at the end of the third quarter 2013 was 59,100 square metres, compared with 51,200 square metres at the end of the third quarter of 2012 and 58,200 square metres at the end of the second quarter of 2013. Utilisation rate, the ratio of Revenue Generating Space to Equipped Space, was 75% at the end of the third quarter 2013, compared to 74% at the end of both the third quarter of 2012 and the second quarter of 2013.

4	Interim Report: Three and nine-month periods ended 30 September 2013 This Interim Report is unaudited

About Interxion

Interxion (NYSE: INXN) is a leading provider of cloud- and carrier-neutral colocation data centre services in Europe, serving a wide range of customers through 34 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by over 450 fixed and mobile carriers and ISPs and 19 European Internet exchanges, Interxion has created cloud, content, finance and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Interim Report: Three and nine-month periods ended 30 September 2013 This Interim Report is unaudited	5

Further Information for Noteholders

This Interim Report was prepared in accordance with the indenture (the “Indenture”) dated as of 3 July 2013 among Interxion Holding NV, as Issuer, the guarantors named therein, The Bank of New York Mellon, London Branch, as Trustee, principal paying agent and transfer agent; The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and registrar, and Barclays Bank PLC, as Security Trustee.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in the €100 million revolving credit facility and €325 million 6.00% Senior Secured Notes due 2020. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

A reconciliation from Net profit to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to our consolidated income statement included elsewhere in this interim report.

Adjusted diluted earnings per share amounts are determined on Adjusted Net Profit. A reconciliation from reported Net Profit/(Loss) to Adjusted Net Profit is provided below.

	For the three months ended
	30 Sep 2013	30 June 2013	30 Sep 2012
	(€ in millions - except per share data)
Net Profit/(Loss) - as reported	(16.5)	6.6	8.6
Add back
+ Refinancing charges	31.0	—	—
+ Deferred tax asset adjustment	0.6	—	—

	31.6	—	—
Reverse
-Interest Capitalised	(0.3)	(0.3)	(2.7)

	(0.3)	(0.3)	(2.7)
Tax effect of above add backs & reversals	(7.7)	0.1	0.7

Adjusted Net Profit	7.1	6.4	6.5

Reported Basic EPS: (€)	(0.24)	0.10	0.13
Reported Diluted EPS: (€)	(0.24)	0.10	0.12
Adjusted Basic EPS: (€)	0.10	0.09	0.10
Adjusted Diluted EPS: (€)	0.10	0.09	0.10

6	Interim Report: Three and nine-month periods ended 30 September 2013 This Interim Report is unaudited

Consolidated Interim Income Statement

		For the three months ended		For the nine months ended
		30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Sep 2012
	Note	€’000	€’000	€’000	€’000
Revenue	5	78,051	70,425	228,957	204,241
Cost of sales	5	(31,860)	(29,400)	(92,769)	(84,129)

Gross profit		46,191	41,025	136,188	120,112
Other income	5	106	111	299	343
Sales and marketing costs	5	(5,465)	(5,083)	(16,452)	(14,597)
General and administrative costs	5	(23,321)	(19,443)	(68,688)	(55,457)

Operating profit		17,511	16,610	51,347	50,401
Finance income	6	118	279	350	750
Finance costs	6	(38,200)	(4,057)	(52,213)	(12,839)

Profit/(loss) before taxation		(20,571)	12,832	(516)	38,312
Income tax benefit/(expense)	7	4,053	(4,270)	(2,432)	(12,330)

Profit/(loss) for the period attributable to shareholders		(16,518)	8,562	(2,948)	25,982

Earnings per share
Basic earnings per share: (€)		(0.24)	0.13	(0.04)	0.39
Diluted earnings per share: (€)		(0.24)	0.12	(0.04)	0.38

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three and nine-month periods ended 30 September 2013 This Interim Report is unaudited	7

Consolidated Interim Statement of Comprehensive Income

	For the three months ended		For the nine months ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Sep 2012
	€’000	€’000	€’000	€’000
Profit/(loss) for the period attributable to shareholders	(16,518)	8,562	(2,948)	25,982
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	2,333	484	(2,223)	4,325
Effective portion of changes in fair value of cash flow hedge	6	—	84	—
Tax on items that are or may be reclassified subsequently to profit or loss	(435)	(101)	355	(930)

Other comprehensive income/(loss) for the period, net of tax	1,904	383	(1,784)	3,395

Total comprehensive income/(loss) recognised in the period attributable to shareholders	(14,614)	8,945	(4,732)	29,377

The accompanying notes form an integral part of these consolidated interim financial statements.

8	Interim Report: Three and nine-month periods ended 30 September 2013 This Interim Report is unaudited

Consolidated Interim Statement of Financial Position

As at	Note	30 Sep 2013 €’000	31 Dec 2012 €’000
Non-current assets
Property, plant and equipment	8	658,279	620,931
Intangible assets		17,997	18,638
Deferred tax assets		35,548	30,376
Financial assets		774	774
Other non-current assets		4,899	4,959

		717,497	675,678
Current assets
Trade and other current assets		84,158	74,854
Cash and cash equivalents		84,003	68,692

		168,161	143,546

Total assets		885,658	819,224

Shareholders’ equity
Share capital		6,881	6,818
Share premium		483,899	477,326
Foreign currency translation reserve		7,564	9,403
Hedging reserve		55	—
Accumulated deficit		(120,921)	(117,973)

		377,478	375,574
Non-current liabilities
Trade payables and other liabilities		11,142	11,194
Deferred tax liabilities		3,629	2,414
Provision for onerous lease contracts		5,632	7,848
Borrowings		362,781	288,085

		383,184	309,541
Current liabilites
Trade payables and other liabilities		115,160	127,778
Income tax liabilities		4,051	2,301
Provision for onerous lease contracts		3,998	3,978
Borrowings		1,787	52

		124,996	134,109

Total liabilities		508,180	443,650

Total liabilities and shareholders’ equity		885,658	819,224

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three and nine-month periods ended 30 September 2013 This Interim Report is unaudited	9

Consolidated Interim Statement of Changes in Shareholders’ Equity

	Share capital	Share premium	Foreign currency translation reserve	Hedging reserve	Accumu- lated deficit	Total equity
	€’000	€’000	€’000	€’000	€’000	€’000
Balance at 1 January 2013	6,818	477,326	9,403	—	(117,973)	375,574
Profit/(loss) for the period	—	—	—	—	(2,948)	(2,948)
Other comprehensive income/(loss), net of tax	—	—	(1,839)	55	—	(1,784)

Total comprehensive income/(loss)	—	—	(1,839)	55	(2,948)	(4,732)
Exercise of options	63	3,970	—	—	—	4,033
Share-based payments	—	2,603	—	—	—	2,603

Transactions with owners of the Company recognized directly in equity	63	6,573	—	—	—	6,636

Balance at 30 September 2013	6,881	483,899	7,564	55	(120,921)	377,478

Balance at 1 January 2012	6,613	466,166	7,386	—	(149,604)	330,561
Profit/(loss) for the period	—	—	—	—	25,982	25,982
Other comprehensive income, net of tax	—	—	3,395	—	—	3,395

Total comprehensive income	—	—	3,395	—	25,982	29,377
Exercise of options	183	6,542	—	—	—	6,725
Share-based payments	—	2,477	—	—	—	2,477

Transactions with owners of the Company recognized directly in equity	183	9,019	—	—	—	9,202

Balance at 30 September 2012	6,796	475,185	10,781	—	(123,622)	369,140

The accompanying notes form an integral part of these consolidated interim financial statements.

10	Interim Report: Three and nine-month periods ended 30 September 2013 This Interim Report is unaudited

Consolidated Interim Statement of Cash Flows

	For the three months ended		For the nine months ended
	30 Sep 2013	30 Sep 2012	30 Sep 2013	30 Sep 2012
	€’000	€’000	€’000	€’000
Profit/(loss) for the period	(16,518)	8,562	(2,948)	25,982
Depreciation, amortisation and impairments	15,211	11,031	44,138	30,922
Unwinding provision for onerous lease contracts	(825)	(793)	(2,456)	(2,372)
Share-based payments	1,055	1,196	2,889	2,848
Net finance expense	38,082	3,778	51,863	12,089
Income tax (benefit)/expense	(4,053)	4,270	2,432	12,330

	32,952	28,044	95,918	81,799

Movements in trade and other current assets	(1,105)	(3,291)	(9,909)	(7,076)
Movements in trade and other liabilities	156	(687)	(6,314)	4,128

Cash generated from operations	32,003	24,066	79,695	78,851

Interest paid	(10,763)	(7,476)	(21,934)	(17,607)
Interest received	145	414	432	734
Income tax paid	(2,020)	(1,320)	(4,090)	(3,622)

Net cash flows from operating activities	19,365	15,684	54,103	58,356

Cash flows from investing activities
Purchase of property, plant and equipment	(25,959)	(43,823)	(85,432)	(145,046)
Purchase of intangible assets	(508)	(2,645)	(2,603)	(5,094)
Acquisition of financial asset	—	—	—	(774)

Net cash flows from investing activities	(26,467)	(46,468)	(88,035)	(150,914)

Cashs flow from financing activities
Proceeds from exercised options	1,289	1,621	4,032	6,725
Proceeds from / (Payments related to) mortgages	(167)	—	15,157	—
Proceeds 6.00% Senior Secured Notes due 2020	317,814	—	317,814	—
Repayment 9.50% Senior Secured Notes due 2017	(286,478)	—	(286,478)	—
Payments for Revolving Credit Facility	(1,159)	(204)	(1,159)	(1,159)
Other borrowings	(28)	(59)	(53)	(740)

Net cash flows from financing activities	31,271	1,358	49,313	4,826
Effect of exchange rate changes on cash	(9)	92	(70)	215

Net movement in cash and cash equivalents	24,160	(29,334)	15,311	(87,517)
Cash and cash equivalents, beginning of period	59,843	84,486	68,692	142,669

Cash and cash equivalents, end of period	84,003	55,152	84,003	55,152

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three and nine-month periods ended 30 September 2013 This Interim Report is unaudited	11

Notes to the Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The Consolidated Interim Financial Statements of the Company as at and for the three and nine month periods ended 30 September 2013 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centres.

2	Basis of preparation

a) Statement of compliance

The Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements of the Group as at and for the year ended 31 December 2012; these are contained in the 2012 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on 26 April 2013, which is publicly available on the company’s website – www.interxion.com, or from the SEC website – www.sec.gov.

b) Estimates, judgment and seasonality

The preparation of Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these Consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements as at and for the year ended 31 December 2012 in the 2012 Annual Report (Form 20-F).

The Group’s operations are not significantly exposed to seasonality.

3	Significant accounting policies

The accounting policies applied by the Group in these Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended 31 December 2012 in the 2012 Annual Report (Form 20-F) including new Standards and Interpretations effective as of 1 January 2013. Compared with the accounting principles as applied in the 2012 financial statements these new Standards and Interpretations did not have a significant impact on the financial position or performance of the Group.

12	Interim Report: Three and nine-month periods ended 30 September 2013 This Interim Report is unaudited

IAS 1 Presentation of financial statements (2011 amendment)

The new amendment requires separation of items presented in Other comprehensive income into two groups, based on whether or not they can be recycled into the Statement of Income in future periods. The application of this amendment impacts presentation and disclosures only. Comparative information has been re-presented.

IFRS 13 Fair value Measurement

IFRS 13 establishes a single framework for measuring fair value and making disclosures about fair value measurements. The Company has included additional disclosures in note 9. IFRS 13 has no material impact on the measurement of the Company’s assets and liabilities.

4	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited Consolidated Financial Statements in the 2012 Annual Report (Form 20-F).

5	Information by segment

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

Interim Report: Three and nine-month periods ended 30 September 2013 This Interim Report is unaudited	13

	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the three months ended 30 September 2013	€’000	€’000	€’000	€’000	€’000
Recurring revenue	46,057	27,651	73,708	—	73,708
Non-recurring revenue	2,713	1,630	4,343	—	4,343
Revenue	48,770	29,281	78,051	—	78,051
Cost of sales	(18,463)	(11,551)	(30,014)	(1,846)	(31,860)

Gross profit/(loss)	30,307	17,730	48,037	(1,846)	46,191
Other income	106	—	106	—	106
Sales and marketing costs	(1,521)	(1,253)	(2,774)	(2,691)	(5,465)
General and administrative costs	(12,147)	(6,259)	(18,406)	(4,915)	(23,321)

Operating profit/(loss)	16,745	10,218	26,963	(9,452)	17,511
Net finance expense					(38,082)

Profit/(loss) before tax					(20,571)

Total assets	590,500	207,318	797,818	87,840	885,658
Total liabilities	135,540	41,438	176,978	331,202	508,180
Capital expenditure, including intangible assets*	(17,595)	(7,998)	(25,593)	(874)	(26,467)
Depreciation, amortisation, impairments	(9,761)	(4,638)	(14,399)	(812)	(15,211)
Adjusted EBITDA	26,587	14,931	41,518	(7,847)	33,671

	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the three months ended 30 September 2012	€’000	€’000	€’000	€’000	€’000
Recurring revenue	39,828	25,273	65,101	—	65,101
Non-recurring revenue	3,950	1,374	5,324	—	5,324
Revenue	43,778	26,647	70,425	—	70,425
Cost of sales	(17,489)	(10,455)	(27,944)	(1,456)	(29,400)

Gross profit/(loss)	26,289	16,192	42,481	(1,456)	41,025
Other income	111	—	111	—	111
Sales and marketing costs	(1,495)	(1,075)	(2,570)	(2,513)	(5,083)
General and administrative costs	(9,107)	(5,321)	(14,428)	(5,015)	(19,443)

Operating profit/(loss)	15,798	9,796	25,594	(8,984)	16,610
Net finance expense					(3,778)

Profit/(loss) before tax					12,832

Total assets	518,004	192,261	710,265	59,379	769,644
Total liabilities	90,654	41,141	131,795	268,709	400,504
Capital expenditure, including intangible assets*	(37,935)	(7,047)	(44,982)	(1,486)	(46,468)
Depreciation, amortisation, impairments	(6,526)	(3,904)	(10,430)	(601)	(11,031)
Adjusted EBITDA	22,395	13,805	36,200	(7,474)	28,726

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

14	Interim Report: Three and nine-month periods ended 30 September 2013 This Interim Report is unaudited

For the nine months ended 30 September 2013	FR, DE NL and UK €’000	Rest of Europe €’000	Subtotal €’000	Corporate and other €’000	Total €’000
Recurring revenue	135,692	81,166	216,858	—	216,858
Non-recurring revenue	7,915	4,184	12,099	—	12,099
Revenue	143,607	85,350	228,957	—	228,957
Cost of sales	(53,922)	(33,206)	(87,128)	(5,641)	(92,769)

Gross profit/(loss)	89,685	52,144	141,829	(5,641)	136,188
Other income	299	—	299	—	299
Sales and marketing costs	(5,028)	(3,639)	(8,667)	(7,785)	(16,452)
General and administrative costs	(35,985)	(17,870)	(53,855)	(14,833)	(68,688)

Operating profit/(loss)	48,971	30,635	79,606	(28,259)	51,347
Net finance expense					(51,863)

Profit/(loss) before tax					(516)

Total assets	590,500	207,318	797,818	87,840	885,658
Total liabilities	135,540	41,438	176,978	331,202	508,180
Capital expenditure, including intangible assets*	(59,316)	(26,552)	(85,868)	(2,167)	(88,035)
Depreciation, amortisation, impairments	(28,668)	(13,232)	(41,900)	(2,238)	(44,138)
Adjusted EBITDA	77,791	44,122	121,913	(23,838)	98,075

For the nine months ended 30 September 2012	FR, DE NL and UK €’000	Rest of Europe €’000	Subtotal €’000	Corporate and other €’000	Total €’000
Recurring revenue	116,287	73,960	190,247	—	190,247
Non-recurring revenue	10,149	3,845	13,994	—	13,994
Revenue	126,436	77,805	204,241	—	204,241
Cost of sales	(49,445)	(30,181)	(79,626)	(4,503)	(84,129)

Gross profit/(loss)	76,991	47,624	124,615	(4,503)	120,112
Other income	343	—	343	—	343
Sales and marketing costs	(4,271)	(3,048)	(7,319)	(7,278)	(14,597)
General and administrative costs	(25,052)	(15,599)	(40,651)	(14,806)	(55,457)

Operating profit/(loss)	48,011	28,977	76,988	(26,587)	50,401
Net finance expense					(12,089)

Profit/(loss) before tax					38,312

Total assets	518,004	192,261	710,265	59,379	769,644
Total liabilities	90,654	41,141	131,795	268,709	400,504
Capital expenditure, including intangible assets*	(124,990)	(21,818)	(146,808)	(3,332)	(150,140)
Depreciation, amortisation, impairments	(17,627)	(11,393)	(29,020)	(1,902)	(30,922)
Adjusted EBITDA	65,800	40,689	106,489	(22,661)	83,828

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Interim Report: Three and nine-month periods ended 30 September 2013 This Interim Report is unaudited	15

Reconciliation to adjusted EBITDA

	For the three months ended		For the nine months ended
Consolidated	30 Sep 2013 €’000	30 Sep 2012 €’000	30 Sep 2013 €’000	30 Sep 2012 €’000
Profit/(loss) for the period attributable to shareholders	(16,518)	8,562	(2,948)	25,982
Income tax expense/(benefit)	(4,053)	4,270	2,432	12,330

Profit/(loss) before taxation	(20,571)	12,832	(516)	38,312
Finance income	(118)	(279)	(350)	(750)
Finance expense	38,200	4,057	52,213	12,839

Operating profit	17,511	16,610	51,347	50,401
Depreciation, amortisation and impairments	15,211	11,031	44,138	30,922

EBITDA(1)	32,722	27,641	95,485	81,323
Share-based payments	1,055	1,196	2,889	2,848
Income from sub-leases of unused data centre sites	(106)	(111)	(299)	(343)

Adjusted EBITDA(1)	33,671	28,726	98,075	83,828

	For the three months ended		For the nine months ended
FR, DE, NL and UK	30 Sep 2013 €’000	30 Sep 2012 €’000	30 Sep 2013 €’000	30 Sep 2012 €’000
Operating profit	16,745	15,798	48,971	48,011
Depreciation, amortisation and impairments	9,761	6,526	28,668	17,627

EBITDA(1)	26,506	22,324	77,639	65,638
Share-based payments	187	182	451	505
Income from sub-leases of unused data centre sites	(106)	(111)	(299)	(343)

Adjusted EBITDA(1)	26,587	22,395	77,791	65,800

16	Interim Report: Three and nine-month periods ended 30 September 2013 This Interim Report is unaudited

	For the three months ended		For the nine months ended
Rest of Europe	30 Sep 2013 €’000	30 Sep 2012 €’000	30 Sep 2013 €’000	30 Sep 2012 €’000
Operating profit	10,218	9,796	30,635	28,977
Depreciation, amortisation and impairments	4,638	3,904	13,232	11,393

EBITDA(1)	14,856	13,700	43,867	40,370
Share-based payments	75	105	255	319

Adjusted EBITDA(1)	14,931	13,805	44,122	40,689

	For the three months ended		For the nine months ended
Corporate and other	30 Sep 2013 €’000	30 Sep 2012 €’000	30 Sep 2013 €’000	30 Sep 2012 €’000
Operating profit/(loss)	(9,452)	(8,984)	(28,259)	(26,587)
Depreciation, amortisation and impairments	812	601	2,238	1,902

EBITDA(1)	(8,640)	(8,383)	(26,021)	(24,685)
Share-based payments	793	909	2,183	2,024

Adjusted EBITDA(1)	(7,847)	(7,474)	(23,838)	(22,661)

(1)	EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, and income from subleases on unused data centre sites. We present EBITDA and Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million revolving credit facility and €325 million 6.00% Senior Secured Notes due 2020. However, other companies may present EBITDA and Adjusted EBITDA differently.

EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

Interim Report: Three and nine-month periods ended 30 September 2013 This Interim Report is unaudited	17

6	Finance income and expense

	For the three months ended		For the nine months ended
	30 Sep 2013 €’000	30 Sep 2012 €’000	30 Sep 2013 €’000	30 Sep 2012 €’000
Bank and other interest	118	233	350	750
Foreign currency exchange profits	—	46	—	—

Finance income	118	279	350	750

Interest expense on Senior Secured Notes, bank and other loans	(5,386)	(3,665)	(17,521)	(11,405)
Interest expense on finance leases	(455)	(5)	(1,187)	(20)
Interest expense on provision for onerous lease contracts	(81)	(105)	(260)	(330)
Other financial expenses	(31,679)	(282)	(32,337)	(946)
Foreign currency exchange losses	(599)	—	(908)	(138)

Finance expense	(38,200)	(4,057)	(52,213)	(12,839)

Net finance expense	(38,082)	(3,778)	(51,863)	(12,089)

As a result of the refinancing completed on 3 July 2013, the Company incurred costs, presented in “Other financial expenses”, of approximately €31 million of which €26.5 million in cash is related to the tender and redemption premiums and consent fees for the 9.50% Senior Secured Notes due 2017 (the “Senior Secured Notes due 2017”) and €4.5 million non-cash expenses from the deferred financing costs related to the former €60 million Revolving Credit Facility and the unamortized costs of the Senior Secured Notes due 2017.

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

7	Income tax expense

The Group’s consolidated tax charge in respect of continuing operations for the three and nine months ended 30 September 2013, respectively, was affected by the €31 million one-time refinancing costs incurred in the quarter and a €0.6 million adjustment to a deferred tax asset in France following a change in tax law. Excluding these elements the effective tax rate for the three and nine months ended 30 September 2013 was 30% and 31%, respectively (the effective tax rate for the three and nine months ended 30 September 2012: 33% and 32%, respectively).

The decline in effective tax rate for the quarter to 20% compared to effective tax rates reported in previous quarters of approximately 32% is principally due to the large impact of the one-time refinancing costs of €31 million compared to the operating results for the quarter and the fact that these one-time refinancing costs are deductible at a rate of 25%.

8	Property, plant and equipment

Acquisitions

During the three and nine months ended 30 September 2013, the Group acquired data-centre-related assets at a cost of €31,100,000 and €82,100,000, respectively (three and nine months ended 30 September 2012: €32,000,000 and €132,100,000, respectively).

18	Interim Report: Three and nine-month periods ended 30 September 2013 This Interim Report is unaudited

Capitalized interest relating to borrowing costs for the three and nine months ended 30 September 2013 amounted to €291,000 and €1,314,000, respectively (three and nine months ended 30 September 2012: €2,733,000 and €7,906,000, respectively). The cash effect of the interest capitalized for the three months and nine months ended 30 September 2013 amounted to €649,000 and €3,681,000, respectively, which in the Statement of Cash Flows is presented under “Purchase of property, plant and equipment” (three and nine months ended 30 September 2012: €5,334,000 and €8,224,000, respectively).

Capital commitments

At 30 September 2013, the Group had outstanding capital commitments totalling €63,866,000. These commitments are expected to be substantially settled during the remainder of 2013 and the first half of 2014.

9	Financial Instruments

Fair values versus carrying amounts

As of 30 September 2013, the market price of the €325 million 6.00% Senior Secured Notes due 2020 was 102.7 (30 September 2012: not applicable). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €334 million (30 September 2012: not applicable) compared to its nominal value of €325 million.

The carrying amounts of other financial assets and liabilities approximate their fair value.

Fair values and hierarchy

As at 30 September 2013, there are no liabilities related to financial instruments which are carried at fair value.

The Company uses three levels of valuation method as defined below:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

At 30 September 2013, the Group had a financial asset carried at fair value, its investment in Istream Planet Inc., and a cash flow hedge to hedge the interest rate risk of a mortgage.

	Level 1	Level 2	Level 3
30 September 2013
Cash flow hedge	—	84	—
Financial asset	—	—	774

	Level 1	Level 2	Level 3
31 December 2012
Financial asset	—	—	774

Interim Report: Three and nine-month periods ended 30 September 2013 This Interim Report is unaudited	19

No significant changes in levels of hierarchy, or transfers between levels, have occurred in the reporting period. The fair value of the cash flow hedge as per 30 September 2013 was based on broker quotes.

10	Borrowings

Mortgage financings

On 18 January 2013, the Group completed two mortgage financings totalling €10 million. The loans are secured by mortgages on the PAR3 land owned by Interxion Real Estate II Sarl and the PAR5 land owned by Interxion Real Estate III Sarl, pledges on the lease agreements, and are guaranteed by Interxion France SAS. The principal amounts on the two loans are to be repaid in quarterly instalments in an aggregate amount of €167,000 commencing on 18 April 2013. The mortgages have a maturity of fifteen years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed for 75% of the principal outstanding amount for a period of 10 years.

On 26 June 2013, the Group completed a €6 million mortgage financing. The loan is secured by a mortgage on the AMS3 property owned by Interxion Real Estate V B.V. and a pledge on the lease agreement. The principal is to be repaid in annual instalments of €400,000 commencing 1 May 2014 and a final repayment of €4,400,000 due on 1 May 2018. The mortgage loan has a variable interest rate based on EURIBOR plus 275 basis points. The loan contains a minimum of 1.1 debt service capacity covenant ratio based on operations of Interxion Real Estate V B.V.

Senior Secured Notes due 2017

On 3 June 2013, the Company announced an offer to purchase for cash any and all of its outstanding euro-denominated €260 million Senior Secured Notes due 2017.

On 28 June 2013, holders of €256,962,000 aggregate principal amount of the €260 million Senior Secured Notes due 2017, representing 98.8% of the outstanding Notes, had validly tendered their Notes.

The total consideration for each €1,000 principal amount of the €260 million Senior Secured Notes due 2017 validly tendered prior to the consent deadline was €1,102 and after the consent deadline €1,092 plus the accrued and unpaid interest up to, but not including, the day of settlement.

On 3 July 2013, the tender was completed and the Company discharged its obligations with respect to the remaining €3,038,000 outstanding €260 million Senior Secured Notes due 2017 not purchased in the offer in accordance with the satisfaction and discharge provisions of the indenture governing the €260 million Senior Secured Notes due 2017. These Notes were redeemed on 2 August 2013 at a redemption price equal to a “make-whole” amount of €1,094 for each €1,000 principal amount, as calculated in accordance with the terms of the indenture governing the €260 million Senior Secured Notes due 2017, plus accrued and unpaid interest up to, but not including, the redemption date.

The total redemption fees amounted to approximately €26.5 million, additionally the Company incurred approximately €4.5 million in non-cash expenses from the deferred financing costs related to the former €60 million Revolving Credit Facility and the unamortized costs of the Senior Secured Notes due 2017.

20	Interim Report: Three and nine-month periods ended 30 September 2013 This Interim Report is unaudited

Senior Secured Notes due 2020

On 3 July 2013, the Company issued an aggregate principal amount of €325 million 6.00% Senior Secured Notes due 2020 (the “Senior Secured Notes due 2020”).

The net proceeds of the offering were used to purchase all of the €260 million Senior Secured Notes due 2017 which were tendered in the offer for those notes and to redeem the €260 million Senior Secured Notes due 2017 which remained outstanding following the expiration and settlement of the tender offer and consent solicitation, to pay all related fees, expenses and premiums and for other general corporate purposes.

The €325 million Senior Secured Notes due 2020 are governed by an indenture dated 3 July 2013, among the Company, as issuer, and The Bank of New York Mellon, London Branch as Trustee. The indenture contains customary restrictive covenants, including but not limited to limitations or restrictions on our ability to incur debt, grant liens, make restricted payments and sell assets. The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio to exceed 2.00.

The obligations under the €325 million Senior Secured Notes due 2020 are guaranteed by certain of the Company’s subsidiaries.

At any time on or after 15 July 2016, the Company may redeem all or part of the €325 million Senior Secured Notes due 2020 at the following redemption prices (expressed as percentages of the principal amount), plus accrued and unpaid interest, if any, to the applicable redemption date, if redeemed during the twelve-month period commencing on 15 July of the years set forth below:

Year	Redemption price
2016	104.500%
2017	103.000%
2018	101.500%
2019 and thereafter	100.000%

The Company has other optional redemption rights as follows:

•	Prior to 1 July 2016, the Company may during each 12 month period redeem up to 10% of the aggregate principal amount of the €325 million Senior Secured Notes due 2020 at a redemption price equal to 103.000% of the principal amount redeemed plus accrued and unpaid interest, if any, to the applicable redemption date;

•	On or prior to 15 July 2016, the Company may redeem up to 35% of the aggregate principal amount of the €325 million 6.00% Senior Secured Notes due 2020 with the net cash proceeds from specified equity offerings at a redemption price equal to 106.000% of the principal amount redeemed plus accrued and unpaid interest, if any, to the redemption date; and

•	Redeem all or part of the €325 million Senior Secured Notes due 2020 at a redemption price of 100% of the principal amount thereof, plus a make whole amount determined in accordance with the indenture governing the Senior Secured Notes due 2020, plus accrued and unpaid interest, if any, to the redemption date.

€100 Million Revolving Credit Facility

On 17 June 2013, the Company entered into a new €100 million revolving credit facility with ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Banc of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee. This new €100 million revolving credit facility replaced the €60 million revolving credit facility.

On 3 July 2013, in connection with the issuance of the €325 million Senior Secured Notes due 2020, all conditions precedent to execution of this revolving credit facility were satisfied.

Interim Report: Three and nine-month periods ended 30 September 2013 This Interim Report is unaudited	21

The €100 million revolving facility agreement contains a financial covenant requiring the Company not to exceed a ratio of 4.00:1 of consolidated total net debt to pro forma EBITDA (as defined in the revolving facility agreement) at the end of each quarter. The revolving facility agreement contains restrictive covenants that are substantially similar to those contained in the indenture for the €325 million Senior Secured Notes due 2020.

As at 30 September 2013, the revolving credit facility remained undrawn and the Company’s net debt ratio stood at 2.24.

11	Related party transactions

On 27 June 2012, the Annual General Meeting of Shareholders approved to grant 5,000 options to the non-executive directors, Mr Baker, Mr Manning and Mr Van Luijk. In the first quarter of 2013 these options where formally granted at an exercise price of $ 18.01.

In addition, in the first quarter of 2013, 20,000 options have been granted to key management at an exercise price of $ 10.00.

On 26 June 2013, the Annual General Meeting of Shareholders approved that each non-executive director will be awarded restricted shares equivalent to a value of €40,000 under the terms and conditions of the Company’s 2013 International Equity Based Incentive Plan. As at 30 September 2013, 12,282 restricted share units were formally granted to the non-executive directors at a price of $ 25.41, of which the pro-rata charge is included in share-based payments.

22	Interim Report: Three and nine-month periods ended 30 September 2013 This Interim Report is unaudited